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                     [LOGO OF PURE SOFTWARE APPEARS HERE]

                                                                  July 26, 1996

Dear Stockholder:

  As most of you are aware, Pure Software Inc. ("Pure") has entered into an agreement to combine with Atria Software, Inc. ("Atria") in a "merger of equals" strategic business combination (the "Merger"). At our Special Meeting on Friday, August 23, 1996, you will be asked to consider and vote upon (i) the issuance of shares of the Common Stock, par value $0.0001 per share, of Pure (the "Pure Common Stock" and, immediately following the Merger, the "Combined Company Common Stock") to the stockholders of Atria pursuant to an Agreement and Plan of Reorganization, dated as of June 6, 1996 (the "Agreement"), among Pure, Atria and CST Acquisition Corporation, a wholly owned subsidiary of Pure ("Merger Sub"), (ii) an amendment to the Restated Certificate of Incorporation of Pure to change the corporate name of Pure to "Pure Atria Corporation" subject to and upon consummation of the Merger, and
(iii) an increase of 2,200,000 shares to be reserved for issuance under the Pure 1995 Stock Option Plan (representing approximately 5% of the shares of the Combined Company Common Stock estimated to be outstanding or issuable following consummation of the Merger (based on the capitalization of Pure and Atria as of July 1, 1996)), subject to and upon consummation of the Merger. Each of the foregoing proposals is described more fully in the accompanying Prospectus/Joint Proxy Statement.

  After careful consideration, Pure's Board of Directors has unanimously approved the Agreement and the transactions contemplated thereby and recommends that you vote for each of the foregoing proposals. The Board of Directors of Pure believes the Merger offers Pure and its stockholders a number of important benefits including: (i) the strategic fit between the two companies, creating an opportunity for the combined company to play a defining role in the market for software development management products; (ii) the potential for the combined company to capitalize on the expanded product offerings and the marketing and product synergies between Pure's and Atria's product lines and (iii) the greater financial, product development, sales and marketing resources that would result from combining the two companies. Following the Merger, based on the shares of Atria Common Stock and Pure Common Stock outstanding as of July 1, 1996, the former holders of Atria Common Stock will hold 55.7% of the Combined Company Common Stock, and the holders of Pure Common Stock prior to the Merger will hold 44.3% of the Combined Company Common Stock.

  All stockholders are invited to attend the Special Meeting in person. The issuance of the shares of Pure Common Stock requires the affirmative vote of a majority of the total votes cast regarding such proposal, the amendment of the Certificate requires the affirmative vote of the holders of a majority of the outstanding shares of Pure Common Stock and the amendment of the Pure 1995 Stock Option Plan requires the affirmative vote of a majority of the total votes cast regarding such proposal.

  Stockholders are urged to review carefully the information contained in the accompanying Prospectus/Joint Proxy Statement, including in particular the information under the captions "Risk Factors," "Pure Software Inc. Special Meeting--Recommendations of Pure Board of Directors," "Approval of the Merger and Related Transactions--Joint Reasons for the Merger" and "--Pure's Reasons for the Merger" prior to making any voting decision in connection with their Pure Common Stock.

  Whether or not you expect to attend the Special Meeting in person, please complete, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope to assure representation of your shares. You may revoke your proxy at any time before it has been voted, and if you attend the Special Meeting you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                          Reed Hastings
                                          President and Chief Executive
                                          Officer

Sunnyvale, California

                 YOUR PROXY IS IMPORTANT--PLEASE VOTE PROMPTLY